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                              February 3, 2022

       Joshua Kinley
       Chief Financial Officer
       BigBear.ai Holdings, Inc.
       6811 Benjamin Franklin Drive, Suite 200
       Columbia, Maryland 21046

                                                        Re: BigBear.ai
Holdings, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed January 18,
2022
                                                            File No. 333-261887

       Dear Mr. Kinley:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 6, 2022 letter.

       Amendment No. 2 to Registration Statement on Form S-1

       Risk Factors
       We may be required to purchase up to 10,000,000 shares of Common Stock, page 68

   1. We note your response to prior comment 2. Given the nature of these risks, please include disclosure of them in
your prospectus summary. Additionally, clarify whether the forward purchase agreements
allow for the option to be exercised at any time until the three-month anniversary of the
closing date of your business combination or only on that date.
                                                        Disclose, if true, that
until each forward purchase agreement is terminated, the agreements require the investors
to sell their shares subject thereto only at a minimum price of $10.00 per share even if they
do not exercise their option on March 7, 2022. File a copy of these agreements as exhibits
to your registration agreement.
 Joshua Kinley
BigBear.ai Holdings, Inc.
February 3, 2022
Page 2
2026 Convertible Notes
Fundamental Change, page 193

2. Revise to disclose what constitutes a "Fundamental Change" under the indenture for your
      2026 Convertible Notes.
General

3. We note your response to prior comment 4. Please provide us with additional information to assess your conclusion that the Offering is a valid secondary offering, specifically with respect to AE Industrial Partners. We note that AE played a significant role in coordinating the business combination of GigCapital4 and BigBear. We also note that a company owned by AE Partners is or was a customer and business partner of the
      Company, and that there may be other affiliated relationships.
       You may contact Patrick Faller, Staff Attorney, at (202) 551-4438 or Joshua Shainess,
Legal Branch Chief, at (202) 551-7951 with any questions.



                                                            Sincerely,
FirstName LastNameJoshua Kinley
                                                            Division of
Corporation Finance
Comapany NameBigBear.ai Holdings, Inc.
                                                            Office of
Technology
February 3, 2022 Page 2
cc:       Timothy Cruickshank
FirstName LastName